UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-41764

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BayVanguard Bank 401(k) Profit Sharing Plan

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BV Financial, Inc.
7114 North Point Road
Baltimore, Maryland 21219

SUMMARY ANNUAL REPORT FOR
BAY-VANGUARD FEDERAL SAVINGS BANK 401(K) PROFIT SHARING PLAN

This is a summary of the annual report Form 5500 Annual Return/Report of Employee Benefit Plan of Bay-vanguard Federal Savings Bank 401(k) Profit Sharing Plan and Employer Identification Number 52-0390295/Plan Number 001 for the plan year 01/01/2023 through 12/31/2023. The Form 5500 annual report has been filed with the Employee Benefits Security Administration, as required under the Employee Retirement Income Security Act of 1974 (ERISA). Your plan is a single employer, defined contribution plan with the following characteristics: profit sharing, ERISA section 404(c), total participant-directed account, code section 401(k) feature, code section 401(m) arrangement, total or partial participant-directed account, pre-approved pension.

Basic Financial Statement

Benefits under the plan are provided by a trust fund. Plan expenses were $33,143. These expenses included $0 in administrative expenses and $23,358 in benefits paid to participants and beneficiaries, and $0 in other expenses. A total of 98 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $4,696,768 as of the end of the plan year, compared to $3,178,392 as of the beginning of the plan year. During the plan year the plan experienced a change in its net assets of $1,518,376. This change includes unrealized appreciation or depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $1,551,519, including employer contributions of $79,187, employee contributions of $423,921, other contributions/other income of $0 and earnings from investments of $1,048,411.

Information Regarding Plan Assets

The U.S. Department of Labor’s regulations require that an independent qualified public accountant audit the plan’s financial statements unless certain conditions are met for the audit requirement to be waived. This plan met the audit waiver conditions for the plan year beginning 01/01/2023 and therefore has not had an audit performed.

The plan’s assets were held in individual participant accounts with investments directed by participants and beneficiaries and with account statements from regulated financial institutions furnished to the participant or beneficiary at least annually and loans to participants and other qualifying assets.

General information regarding the audit waiver conditions applicable to the plan can be found on the U.S. Department of Labor Web site at https://www.dol.gov/agencies/ebsa under the heading "Frequently Asked Questions."

Your Rights to Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

1.	Information regarding any common or collective trusts, pooled separate accounts, master trusts or 103-12 investment entities in which the plan participates.

To obtain a copy of the full annual report, or any part thereof, write or call the office of Ms. Claudia Kraft, who is a representative of the plan administrator, at 7114 North Point Road, Baltimore, MD 21219 and phone number, 410-477-5000.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.

You also have the legally protected right to examine the annual report at the main office of the plan: 7114 North Point Road, Baltimore, MD 21219, and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N-1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

Paperwork Reduction Act Statement

According to the Paperwork Reduction Act of 1995 (Pub. L. 104-13) (PRA), no persons are required to respond to a collection of information unless such collection displays a valid Office of Management and Budget (OMB) control number. The Department notes that a Federal agency cannot conduct or sponsor a collection of information unless it is approved by OMB under the PRA, and displays a currently valid OMB control number, and the public is not required to respond to a collection of information unless it displays a currently valid OMB control number. See 44 U.S.C. 3507. Also, notwithstanding any other provisions of law, no person shall be subject to penalty for failing to comply with a collection of information if the collection of information does not display a currently valid OMB control number. See 44 U.S.C. 3512.

The public reporting burden for this collection of information is estimated to average less than one minute per notice (approximately 3 hours and 11 minutes per plan). Interested parties are encouraged to send comments regarding the burden estimate or any other aspect of this collection of information, including suggestions for reducing this burden, to the U.S. Department of Labor, Office of the Chief Information Officer, Attention: Departmental Clearance Officer, 200 Constitution Avenue, N.W., Room N-1301, Washington, DC 20210 or email DOL_PRA_PUBLIC@dol.gov and reference the OMB Control Number 1210-0040.

OMB Control Number 1210-0040 (expires 03/31/2026)

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BAYVANGUARD BANK 401(k) PROFIT SHARING PLAN

Date: June 26, 2024	By:	/s/ Michael J. Dee
Michael J. Dee
Executive Vice President and Chief Financial Officer